UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Reports of Independent Registered Public Accounting Firms	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	4
Notes to Financial Statements	5-19

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2014	21-32

Signatures	33

Exhibits	34

Note A:
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator of the
Eastman Investment & Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Eastman Investment & Employee Stock Ownership Plan ("the Plan") as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Eastman Investment & Employee Stock Ownership Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Eastman Investment & Employee Stock Ownership Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
June 26, 2015

Report of Independent Registered Public Accounting Firm

To the Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013 present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan ("the Plan") at December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina
June 27, 2014

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
(in thousands)

		2014			2013
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,674,191	$168,331	$2,842,522	$2,671,715	$186,493	$2,858,208

Receivables:

Plan sponsor contributions	32,184	12,669	44,853	31,999	10,396	42,395

Notes receivable from participants	50,898	—	50,898	51,782	—	51,782

Other receivables	3,024	879	3,903	12,802	801	13,603

Total assets	2,760,297	181,879	2,942,176	2,768,298	197,690	2,965,988

Liabilities

Accrued expenses	23	18	41	19	19	38

Other liabilities	1,865	1,500	3,365	9,037	1,442	10,479

Total liabilities	1,888	1,518	3,406	9,056	1,461	10,517

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,790)	—	(17,790)	(20,516)	—	(20,516)

Net assets available for benefits	$2,740,619	$180,361	$2,920,980	$2,738,726	$196,229	$2,934,955

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2014 and 2013
(in thousands)

		2014			2013
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$15,278	$—	$15,278	$14,187	$—	$14,187
Dividends	109,520	3,298	112,818	70,208	2,945	73,153
Net appreciation (depreciation) in fair value of investments	(8,746)	(9,963)	(18,709)	206,547	29,798	236,345
Net investment gain (loss)	116,052	(6,665)	109,387	290,942	32,743	323,685
Interest income from notes receivable	2,173	—	2,173	2,171	—	2,171
Participant contributions	86,117	—	86,117	83,243	—	83,243
Plan sponsor contributions	43,933	12,669	56,602	40,969	10,396	51,365
Total additions	248,275	6,004	254,279	417,325	43,139	460,464

Deductions from net assets:

Distributions to and withdrawals by participants	258,105	10,959	269,064	207,630	7,776	215,406
Administrative expenses	(810)	—	(810)	(263)	—	(263)
Total deductions	257,295	10,959	268,254	207,367	7,776	215,143
Net increase in net assets	(9,020)	(4,955)	(13,975)	209,958	35,363	245,321
Transfers from non-participant directed	10,913	(10,913)	—	9,696	(9,696)	—
Plan transfers	—	—	—	676,196	—	676,196
Net assets available for benefits at beginning of year	2,738,726	196,229	2,934,955	1,842,876	170,562	2,013,438
Net assets available for benefits at end of year	$2,740,619	$180,361	$2,920,980	$2,738,726	$196,229	$2,934,955

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2014 and 2013 was $31,558 and $57,621, respectively. Forfeitures used in 2014 and 2013 were $44,533 and $8,101, respectively.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Fidelity Freedom K® Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

Effective January 1, 2011, Eastman will make a "true-up" contribution for those participants who are eligible to receive a matching contribution under the Plan. Matching contributions made during the plan year will go through a year-end "true-up" to ensure that the matching contribution is based on the employee's total deferrals made to the Plan during the year. The true-up match ensures that the employee will receive 50% for each pre-tax dollar contributed on the first 7% of pay on qualified compensation up to the 401(a)(17) limit in effect.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $17,500 for 2014 and 2013 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $5,500 of qualifying compensation, as defined in the Plan, for 2014 and 2013 up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2014, $50.9 million in notes receivable from participants were outstanding for terms of 4 to 72 months and interest rates ranging from 3.25% to 5.00%. At December 31, 2013, $51.8 million in notes receivable from participants were outstanding for terms from 1 to 61 months and interest rates ranging from 3.25% to 7.75%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant's principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

As described by USGAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by USGAAP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value. If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Managed Income Fund is reported at fair value based on valuation policies as determined by IPCO utilizing information provided by the contract issuers. The Managed Income Fund is comprised of synthetic investment contracts that include interests in individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return. The underlying securities are valued at quoted market prices. The wrap contracts are valued using the market value method (see Note 7).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payments to participants

Benefit payments to participants are recorded when paid.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management did not early adopt and is reviewing this new guidance.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2014 and 2013 are shares of the sponsor's common stock amounting to $406 million and $407 million, respectively. This investment represents 14.3% and 14.2% of total investments at December 31, 2014 and 2013, respectively. A significant decline in the market value of the sponsor's stock would significantly affect the net assets available for benefits.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $32.2 million and $32 million and for the non-participant-directed ESOP Fund of $12.7 million and $10.4 million at December 31, 2014 and 2013, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2014 and 2013 were approximately $50.9 million and $51.8 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.2 million for 2014 and 2013.

6.	INVESTMENTS

At December 31, 2014 and 2013, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7). Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the fair value of investments by type at December 31, 2014 and 2013, respectively.

(in thousands)	2014	2013

Cash	$6,307	$1,721
Eastman Chemical Company common stock	405,692	407,148
Mutual funds	1,477,966	1,373,081
Managed income fund	921,801	1,049,235
Self-directed brokerage account	30,756	27,023

Total	$2,842,522	$2,858,208

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2014 and 2013:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2014, the Trustee purchased 2,354,900 shares of Eastman common stock for the fund at an average price of $78.69 per share, and sold 1,922,800 shares of Eastman common stock for the fund at an average price of $84.25 per share. During 2013, the Trustee purchased 1,924,300 shares of Eastman common stock for the fund at an average price of $72.49 per share and sold 1,290,900 shares at an average price of $75.48 per share. Dividends paid from the Eastman Stock Fund totaled $3.6 million and $3.2 million in 2014 and 2013, respectively.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2014, the Trustee purchased 142,900 shares of Eastman common stock for the fund at an average price of $79.96 per share, and sold 198,200 shares of Eastman common stock for the fund at an average price of $83.29 per share. During 2013, the Trustee purchased 85,300 shares of Eastman common stock for the fund at an average price of $73.77 per share, and sold 181,200 shares at an average price of $74.40 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

At December 31, 2014 and 2013, the following investments represented 5% or greater of ending net assets:

(in thousands)	December 31, 2014
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	3,150	$238,971
Eastman Chemical Company Common Stock, Non-Participant Directed	2,198	166,721
Fidelity Contrafund K	1,723	168,659

(in thousands)	December 31, 2013
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	2,756	$222,376
Eastman Chemical Company Common Stock, Non-Participant Directed	2,290	184,772
Fidelity Contrafund K	1,695	162,796

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

During 2014 and 2013, the Plan's investments appreciated/depreciated as follows:

(in thousands)
	2014	2013

Eastman Chemical Company Common Stock, Non-Participant Directed	$(9,963)	$29,798
Eastman Chemical Company Common Stock, Participant Directed	(3,559)	36,256
Mutual Funds	(5,187)	170,291
Total	$(18,709)	$236,345

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.

•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

The average yields for the Fund for the years ended December 31, 2014 and 2013 are as follows:

Average yields:	2014	2013

Based on actual earnings	1.61%	1.51%
Based on interest rate credited to participants	1.62%	1.44%

The weighted average crediting interest rate for the Fund was 1.65% and 1.47% at December 31, 2014 and 2013, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Fund, by investment type, as of December 31, 2014 and 2013 was as follows:

(in thousands)	2014	2013

Security backed investments:
Underlying assets at fair value	$921,801	$1,049,235
Adjustment to contract value	(17,790)	(20,516)
Total contract value	$904,011	$1,028,719

8.	FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Synthetic guaranteed investment contract ("GIC"): Valued at fair value by discounting the related cash flows based on the current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Corporate securities: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Government securities: Valued using pricing models maximizing the use of observable inputs for similar securities.

Mortgage-backed securities: Mortgage-backed securities are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date, and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Self-directed brokerage account: Unit valuation based on the underlying NAV of the mutual funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014 and 2013:

(in thousands)
Description	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$6,307	$6,307	$—
Eastman common stock	405,692	405,692	—
Mutual funds:
Balanced/hybrid	139,135	139,135	—
Bond funds	102,617	102,617	—
International	96,075	96,075	—
Large blend	126,788	126,788	—
Large growth	363,661	363,661	—
Large value	45,288	45,288	—
Mid blend	45,828	45,828	—
Mid growth	125,884	125,884	—
Money market	1,458	1,458	—
Small blend	40,818	40,818	—
Target date funds	390,414	390,414	—
Managed income fund:
Corporate securities	213,094	—	213,094
Fidelity short-term investment fund	14,869	—	14,869
Government securities	547,258	—	547,258
Mortgage-backed securities	140,902	—	140,902
Other	5,518	—	5,518
Synthetic GIC	160	—	160
Self-directed brokerage account - mutual funds	30,756	30,756	—
Total	$2,842,522	$1,920,721	$921,801

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

(in thousands)
Description	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$1,721	$1,721	$—
Eastman common stock	407,148	407,148	—
Mutual funds:
Balanced/hybrid	132,548	132,548	—
Bond funds	101,897	101,897	—
International	105,607	105,607	—
Large blend	204,488	204,488	—
Large growth	275,334	275,334	—
Mid blend	43,728	43,728	—
Mid growth	58,783	58,783	—
Money market	457	457	—
Small blend	127,266	127,266	—
Target date funds	322,973	322,973	—
Managed income fund:
Corporate securities	223,876	—	223,876
Fidelity short-term investment fund	25,047	—	25,047
Government securities	621,058	—	621,058
Mortgage-backed securities	164,477	—	164,477
Other	14,590	—	14,590
Synthetic GIC	187	—	187
Self-directed brokerage account - mutual funds	27,023	27,023	—
Total	$2,858,208	$1,808,973	$1,049,235

There are no redemption restrictions on the mutual fund investments. They are fully liquid and can be redeemed on a daily basis. There were no transfers between levels during 2014 and 2013. Also, there are no Level 3 investments at December 31, 2014 and 2013.

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $3.9 million and $13.6 million at December 31, 2014 and 2013, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $3.4 million and $10.5 million at December 31, 2014 and 2013, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2014 and 2013, $10.9 million and $9.7 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2015, in which the IRS stated that the Plan is in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2014 and 2013, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. For 2014 and 2013, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.	PLAN TRANSFERS

No plan transfers were completed in 2014.

Effective July 2, 2012, Eastman acquired Solutia, Inc. The Solutia, Inc. Savings and Investment Plan (the "Solutia Plan") was originally established effective September 1, 1997 and effective April 1, 2013, the Non-Union portion was merged with and into the Plan with the remaining account balances merged with and into the Plan effective June 3, 2013.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

16.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(in thousands)	December 31, 2014	December 31, 2013

Investments at fair value	$2,842,522	$2,858,208
Notes receivable from participants	50,898	51,782
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,790)	(20,516)
Total investments per Form 5500	$2,875,630	$2,889,474

17.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2014 and June 26, 2015 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common Stock, Participant directed, 3,150 shares	**	$238,971
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 2,198 shares	69,751	166,721
	Subtotal - Common Stock			405,692
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	4,696
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,611	1,611
	Subtotal - Cash			6,307
	DFA US SMALL CAP I	Registered Investment Company, 1,310 shares	**	40,818
*	Fidelity FUND K	Registered Investment Company, 1,414 shares	**	60,547
*	Fidelity PURITAN K	Registered Investment Company, 6,477 shares	**	139,135
*	Fidelity MAGELLAN K	Registered Investment Company, 623 shares	**	57,539
*	Fidelity CONTRAFUND K	Registered Investment Company, 1,723 shares	**	168,659
*	FID INTL DISCOVERY K	Registered Investment Company, 1,503 shares	**	56,964
*	Fidelity BLUE CHIP GR K	Registered Investment Company, 1,123 shares	**	76,916
*	FID RETIRE MMKT	Registered Investment Company, 1,458 shares	**	1,458
*	Fidelity Freedom K INCOME	Registered Investment Company, 997 shares	**	11,799
*	Fidelity Freedom K 2005	Registered Investment Company, 551 shares	**	7,147
*	Fidelity Freedom K 2010	Registered Investment Company, 1,312 shares	**	17,313
*	Fidelity Freedom K 2015	Registered Investment Company, 2,574 shares	**	35,003
*	Fidelity Freedom K 2020	Registered Investment Company, 5,845 shares	**	83,228
*	Fidelity Freedom K 2025	Registered Investment Company, 4,065 shares	**	60,403
*	Fidelity Freedom K 2030	Registered Investment Company, 4,483 shares	**	68,006
*	Fidelity Freedom K 2035	Registered Investment Company, 2,086 shares	**	32,560
*	Fidelity Freedom K 2040	Registered Investment Company, 2,089 shares	**	32,689
*	Fidelity Freedom K 2045	Registered Investment Company, 952 shares	**	15,281
*	Fidelity Freedom K 2050	Registered Investment Company, 1,669 shares	**	26,985
	CLIPPER FUND	Registered Investment Company, 202 shares	**	19,960
	FKLN SMMIDCP GRTH R6	Registered Investment Company, 1,400 shares	**	54,022
	JPM EQUITY INCOME R5	Registered Investment Company, 3,174 shares	**	45,288
	NB GENESIS - INST CL	Registered Investment Company, 1,270 shares	**	71,862
	PIM TOTAL RT INST	Registered Investment Company, 9,330 shares	**	99,458
*	SPTN 500 INDEX INST	Registered Investment Company, 1,466 shares	**	106,828
*	SPTN EXT MKT IDX ADV	Registered Investment Company, 831 shares	**	45,828
*	SPTN INTL INDEX INS	Registered Investment Company, 426 shares	**	15,862
*	SPTN US BOND IDX ADV	Registered Investment Company, 269 shares	**	3,159
	TEMPLETON FOREIGN R6	Registered Investment Company, 2,861 shares	**	19,653
	TIFI TEMPL EMG MKTS	Registered Investment Company, 783 shares	**	3,596
	Sub-total Mutual Funds			1,477,966

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity	Cash	**	5,155
	NISA	Cash	**	363
	AB INBEV FIN 2.15% 2/1/19	Corporate Bond 2.15% 2/1/19	**	841
	ABB FIN USA INC 1.625% 5/8/17	Corporate Bond 1.625% 5/8/17	**	287
	ACE INA HOLDINGS 5.7% 2/15/17	Corporate Bond 5.75% 2/15/17	**	779
	ALLYL 2014-SN1 A3 .75% 02/17	Mortgage backed security .75% 02/17	**	1,044
	AMERICAN EX CRD 2.125% 3/18/19	Corporate Bond 2.125% 3/18/19	**	874
	AMERICAN EX MTN 1.125% 6/5/17	Corporate Bond 1.125% 6/5/17	**	1,268
	AMERICAN EXPRESS 1.55% 5/22/18	Corporate Bond 1.55% 5/22/18	**	764
	American General Life	Synthetic GIC - 1.77%	**	27
	AMERICAN HONDA 1.55% 12/11/17	Corporate Bond 1.55% 12/11/17	**	302
	AMERICAN HONDA FIN 2.125 10/18	Corporate Bond 2.125% 10/18	**	893
	AMERICAN INTL GROUP 2.3% 7/19	Corporate Bond 2.3% 7/19	**	395
	AMPHENOL CORP 3.125% 09/15/21	Corporate Bond 3.125% 09/15/21	**	257
	AMXCA 2013-3 A .98% 05/19	Mortgage back security .98% 05/19	**	861
	AMXCA 2014-2 A 1.26% 1/20	Mortgage back security 1.26% 1/20	**	1,657
	AMXCA 2014-3 A 1.49% 04/20	Mortgage back security 1.49% 04/20	**	2,304
	AMXCA 2014-4 A 1.43% 06/20	Mortgage back security 1.43% 06/20	**	1,888
	ANGLO AMER CAP 4.125 4/21 144A	Corporate Bond 4.125 4/21 144A	**	860
	ANZ NY BRAN 1.25% 1/10/17	Corporate Bond 1.25% 1/10/17	**	835
	APPLE INC 1% 5/3/18	Corporate Bond 1% 5/3/18	**	2,862
	APPLE INC 2.85% 5/6/21	Corporate Bond 2.85% 5/6/21	**	1,284
	ASIAN DEV BK YANK5.593 7/16/18	Corporate Bond .593 7/16/18	**	87
	AT&T INC 1.4% 12/01/17	Corporate Bond 1.4% 12/01/17	**	768
	AUST & NZ BKG NY 2.25% 6/13/19	Corporate Bond 2.25% 6/13/19	**	1,257
	AUSTRALIA & NZ 1.45% 5/15/18	Corporate Bond 1.45% 5/15/18	**	2,245
	AUSTRALIA & NZ 1.875% 10/06/17	Corporate Bond 1.875% 10/06/17	**	777
	AVALONBAY COMM 3.625% 10/1/20	Corporate Bond 3.625% 10/1/20	**	424
	AXIS SPECIALTY 2.65% 04/01/19	Corporate Bond 2.65% 04/01/19	**	111
	BACM 2006-4 A1A CSTR 7/46	Mortgage back security 7/46	**	1,948
	BACM 2006-4 A4 5.634% 07/46	Mortgage back security 5.634% 07/46	**	808
	BANK AMER 5.65% 5/01/18	Corporate Bond 5.65% 5/01/18	**	1,574
	BANK AMER FDG CRP 2.6% 1/15/19	Corporate Bond 2.6% 1/15/19	**	3,129
	BANK AMERICA CORP 2.65% 4/1/19	Corporate Bond 2.65% 4/1/19	**	1,949
	BANK NOVA SCOTIA 2.8% 07/21/21	Corporate Bond 2.8% 07/21/21	**	831
	BANK OF AMERICA COR 5.7% 1/22	Corporate Bond 5.7% 1/22	**	136
	BANK OF AMERICA CRP MTN 2 1/18	Corporate Bond 2 1/18	**	2,194
	Bank of Tokyo - Mitsubushi	Synthetic GIC - 1.77%	**	27
	BANK T-M UFJ 1.65% 2/26/18 144	Corporate Bond 1.65% 2/26/18 144	**	754
	BANK T-M UFJ 2.35% 9/8/19 144A	Corporate Bond 2.35% 9/8/19 144A	**	761
	BAPTIST HEALTH 4.59% 8/15/21	Corporate Bond 4.59% 8/15/21	**	257
	BARCLAYS BNK PLC 2.5% 02/20/19	Corporate Bond 2.5% 02/20/19	**	1,370
	BARCLAYS PLC 2.75% 11/8/19	Corporate Bond 2.75% 11/8/19	**	832
	BAYER US FIN 3% 10/8/21 144A	Corporate Bond 3% 10/8/21 144A	**	409
	BAYER US FIN 2.375% 10/19 144 A	Corporate Bond 2.375% 10/19 144A	**	557
	BEAR 7.25% 2/01/18	Corporate Bond 7.25% 2/01/18	**	367
	BEAR STEARNS CO 6.4% 10/2/17	Corporate Bond 6.4% 10/2/17	**	346
	BECTON DICKINSO 2.675% 12/19	Corporate Bond 2.675% 12/19	**	497
	BERKSHIRE ENG 2.4% 2/1/20 144A	Corporate Bond 2.4% 2/1/20 144A	**	100
	BERKSHIRE HATH GLB 5.4 5/15/18	Corporate Bond 5.4 5/15/18	**	265

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BIOMED RLTY LP 2.625% 05/01/19	Corporate Bond 2.625% 05/01/19	**	316
	BMWLT 2014-1 A3 .73% 02/17	Mortgage back security .73% 02/17	**	1,542
	BNP PARIBA 2.45% 03/17/19	Corporate Bond 2.45% 03/17/19	**	878
	BOARDWALK PIPELN 5.875	Corporate Bond 5.875	**	390
	BOSTON PT LTD MTN 5.875% 10/19	Corporate Bond 5.875% 10/19	**	492
	BPCE SA 1.625% 2/10/17	Corporate Bond 1.625% 2/10/17	**	1,230
	BPCE SA 2.5% 7/15/19	Corporate Bond 2.5% 7/15/19	**	833
	BPCM 1.375% 5/10/18	Corporate Bond 1.375% 5/10/18	**	758
	BRITISH TELECOM PLC 2.35% 2/19	Corporate Bond 2.35% 2/19	**	500
	BSCMS 2005-PWR8 A4 4.674 6/41	Mortgage back security 4.674 6/41	**	559
	BSCMS 2005-T18 A4 4.933% 2/42	Mortgage back security 4.933% 2/42	**	185
	BSCMS 2006-PW12 A1A CSTR 9/38	Mortgage back security 9/38	**	991
	BSCMS 2006-PW13 A1A 5.533 9/41	Mortgage back security 5.533 9/41	**	1,416
	BSCMS 2006-PW14 A1A 5.189	Mortgage back security 5.189	**	629
	BSCMS 2006-T22 A1A CSTR 4/38	Mortgage back security 4/38	**	1,472
	CAPITAL ONE BK 2.25% 2/13/19	Corporate Bond 2.25% 2/13/19	**	2,919
	CAPITAL ONE FIN 2.45% 04/24/19	Corporate Bond 2.45% 04/24/19	**	737
	CAPITAL ONE NAT 1.5% 03/22/18	Corporate Bond 1.5% 03/22/18	**	742
	CARMX 2013-3 A3 .97% 11/15/16	Mortgage back security .97% 11/15/16	**	1,654
	CARMX 2014-4 A3 1.25% 11/19	Mortgage back security 1.25% 11/19	**	758
	CATHOLIC HLT IN 1.6% 11/01/17	Corporate Bond 1.6% 11/01/17	**	464
	CCCIT 13-A3 A3 1.11% 7/23/18	Mortgage back security 1.11% 7/23/18	**	1,481
	CCCIT 2013-A6 A6 1.32% 09/18	Mortgage back security 1.32% 09/18	**	1,770
	CCCIT 2014 A2 1.02% 02/19	Mortgage back security 1.02% 02/19	**	1,708
	CCCIT 2014-A4 A4 1.23% 04/19	Mortgage back security 1.23% 04/19	**	1,685
	CCCIT 2014-A6 A6 2.15% 07/21	Mortgage back security 2.15% 07/21	**	1,657
	CCCIT 2014-A8 A8 1.73% 04/20	Mortgage back security 1.73% 04/20	**	1,539
	CD 06-CD2 A1B CSTR 1/46	Mortgage back security 1/46	**	2,300
	CD 2005-CD1 A4 CSTR 7/44	Mortgage back security 7/44	**	420
	CD 2007-CD5 A1A 5.8% 11/44	Mortgage back security 5.8% 11/44	**	1,673
	CFGNR 2011-150 D 3% 4/37	Mortgage back security 3% 4/37	**	69
	CGCMT 13-GC11 A1 0.672% 12/17	Mortgage back security 0.672% 12/17	**	425
	CGCMT 2006-C5 A1A 5.425 10/49	Mortgage back security 5.425 10/49	**	2,334
	CGCMT 2006-C5 A4 5.431 10/49	Mortgage back security 5.431 10/49	**	659
	CHAIT 2013-A8 A8 1.01% 10/18	Mortgage back security 1.01% 10/18	**	1,776
	CHAIT 2014-A1 A 1.15% 01/19	Mortgage back security 1.15% 01/19	**	3,410
	CHAIT 2014-A7 A 1.38% 11/19	Mortgage back security 1.38% 11/19	**	1,893
	CHARLES SCHWAB CRP 2.2 7/25/18	Corporate Bond 2.2 7/25/18	**	649
	CHEVRON CORP 1.718% 6/24/18	Corporate Bond 1.718% 6/24/18	**	1,116
	CHEVRON CORP 2.193% 11/15/19	Corporate Bond 2.193% 11/15/19	**	654
	CHEVRON CORP NE 1.104% 12/5/17	Corporate Bond 1.104% 12/5/17	**	1,422
	CISCO SYSTEMS INC 2.125% 3/19	Corporate Bond 2.125% 3/19	**	1,720
	CITIGROUP INC 1.85% 11/24/17	Corporate Bond 1.85% 11/24/17	**	355
	CITIGROUP INC 2.5% 7/29/19	Corporate Bond 2.5% 7/29/19	**	819
	CITIGROUP INC 2.55% 04/08/19	Corporate Bond 2.55% 04/08/19	**	4,273
	CITIGROUP INC 4.45% 1/10/17	Corporate Bond 4.45% 1/10/17	**	1,332
	CITIZENS BK MTN 2.45% 12/04/19	Corporate Bond 2.45% 12/04/19	**	1,172
	COLGATE-PALMOLIVE 0.9% 5/1/18	Corporate Bond 0.9% 5/1/18	**	988
	COMERICA INC 2.125% 05/23/19	Corporate Bond 2.125% 05/23/19	**	495
	COMET 2013-A1 A1 .63% 11/18	Mortgage back security .63% 11/18	**	4,685

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	COMET 2013-A3 A3 .96% 9/19	Mortgage back security .96% 9/19	**	2,035
	COMET 2014-A2 A2 1.26% 01/20	Mortgage back security 1.26% 01/20	**	1,688
	COMET 2014-A5 A 1.48% 07/20	Mortgage back security 1.48% 07/20	**	2,318
	COMM 06-C8 A4 5.306% 12/46	Mortgage back security 5.306% 12/46	**	1,363
	COMM 2006-C7 A1A CSTR 6/46	Mortgage back security 6/46	**	1,690
	COMM 2006-C8 A1A 5.292 12/46	Mortgage back security 5.292 12/46	**	1,362
	COMM 2012-CR1 A1 1.116% 5/45	Mortgage back security 1.116% 5/45	**	13
	COMM 2012-CR1 A2 2.35% 5/45	Mortgage back security 2.35% 5/45	**	600
	COMM 2012-CR2 A1 .824% 08/45	Mortgage back security .824% 08/45	**	191
	COMM 2012-CR5 A1 0.673% 12/45	Mortgage back security 0.673% 12/45	**	368
	COMM 2012-LC4 A1 1.156% 12/44	Mortgage back security 1.156% 12/44	**	492
	COMM 2013-CR9 A1 1.3440% 7/45	Mortgage back security 1.3440% 7/45	**	309
	COMM 2013-LC6 A1 .7240% 1/46	Mortgage back security .7240% 1/46	**	316
	COMM 2014-CR17 A2 3.012% 05/47	Mortgage back security 3.012% 05/47	**	1,234
	COMM 2014-CR18 A2 2.924% 07/47	Mortgage back security 2.924% 07/47	**	947
	COMMONWEALTH BK NY 2.3% 9/6/19	Corporate Bond 2.3% 9/6/19	**	1,159
	COMMONWEALTH NY 2.25% 03/13/19	Corporate Bond 2.25% 03/13/19	**	1,716
	CORNING INC 1.45% 11/15/17	Corporate Bond 1.45% 11/15/17	**	99
	CREDIT SUISSE NY 2.3% 5/19	Corporate Bond 2.3% 5/19	**	2,171
	CREDIT SUISSE NY 3% 10/29/21	Corporate Bond 3% 10/29/21	**	760
	CVS CAREMARK 2.25% 12/5/18	Corporate Bond 2.25% 12/5/18	**	660
	DAIMLER FIN 2.375% 8/18 144A	Corporate Bond 2.375% 8/18 144A	**	1,024
	DAIMLER FIN NA 2.25% 9/19 144A	Corporate Bond 2.25% 9/19 144A	**	1,690
	DBUBS 2011-LC3A A1 2.238 8/44	Mortgage back security 2.238 8/44	**	65
	DCENT 2013-A2 A2 .69% 07/18	Mortgage back security 69% 07/18	**	3,866
	DCENT 2013-A5 A5 1.04% 04/19	Mortgage back security 1.04% 04/19	**	1,757
	DCENT 2014-A3 A3 1.22% 10/19	Mortgage back security 1.22% 10/19	**	1,682
	DCENT 2014-A4 A4 2.12% 12/21	Mortgage back security 2.12% 12/21	**	1,599
	DCENT 2014-A5 A 1.39% 04/20	Mortgage back security 1.39% 04/20	**	2,297
	DCP MIDSTREAM OP 2.7% 4/01/19	Corporate Bond 2.7% 4/01/19	**	260
	DEUTSCHE BANK AG 1.4% 2/13/17	Corporate Bond 1.4% 2/13/17	**	1,224
	DEUTSCHE BANK AG 2.5% 2/13/19	Corporate Bond 2.5% 2/13/19	**	2,555
	DEVON ENERGY CO 2.25% 12/15/18	Corporate Bond 2.25% 12/15/18	**	834
	DIGNITY HEALTH 2.637% 11/1/19	Corporate Bond 2.637% 11/1/19	**	203
	DISCOVER BK 2% 02/21/18	Corporate Bond 2% 02/21/18	**	608
	DOMINION GAS HLDGS 1.05% 11/16	Corporate Bond 1.05% 11/16	**	395
	DOMINION GAS HLDGS 2.5% 12/19	Corporate Bond 2.5% 12/19	**	261
	ENABLE MID 2.4% 05/15/19 144A	Corporate Bond 2.4% 05/15/19 144A	**	624
	ENTERPRISE PRD 2.55% 10/15/19	Corporate Bond 2.55% 10/15/19	**	156
	ERP OPERATING LP 2.375% 7/19	Corporate Bond 2.375% 7/19	**	549
	FHLB 0.62% 11/23/16	Government Bond 0.62% 11/23/16	**	4,349
	FHLB 0.875% 05/24/17	Government Bond 0.875% 05/24/17	**	2,663
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/34 #G01665	**	268
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/34 #Z40042	**	2,019
	FHLG 10YR 3.00% 8/21 #J16393	Government Bond10YR 3.00% 8/21 #J16393	**	332
	FHLG 10YR 3.00% 8/21 #J16442	Government Bond10YR 3.00% 8/21 #J16442	**	290
	FHLG 15YR 4.00% 4/26 #E02867	Government Bond15YR 4.00% 4/26 #E02867	**	248
	FHLG 15YR 4.00% 9/25 #E02787	Government Bond15YR 4.00% 9/25 #E02787	**	486
	FHLG 15YR 4.50% 8/18 #E98688	Government Bond15YR 4.50% 8/18 #E98688	**	178
	FHLG 15YR 4.50% 9/18 #E99205	Government Bond15YR 4.50% 9/18 #E99205	**	68

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLG 15YR 4.50% 10/18 #E99833	Government Bond15YR 4.50% 10/18 #E99833	**	93
	FHLG 15YR 4.50% 11/18 #B10931	Government Bond15YR 4.50% 11/18 #B10931	**	57
	FHLG 15YR 5.00% 4/20 #G13598	Government Bond15YR 5.00% 4/20 #G13598	**	312
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 25YR 5.50% 7/35 #G05815	**	182
	FHLM AR 12M+187.9 10/42#849255	Government Bond 12M+187.9 10/42#849255	**	852
	FHLM ARM 2.98% 8/41 #1B8533	Government Bond 2.98% 8/41 #1B8533	**	234
	FHLM ARM 3.07% 9/41 #1B8608	Government Bond 3.07% 9/41 #1B8608	**	140
	FHLM ARM 3.58% 4/40 #1B4702	Government Bond 3.58% 4/40 #1B4702	**	116
	FHLM ARM 4.199% 8/36 #848185	Government Bond 4.199% 8/36 #848185	**	158
	FHLM ARM 4.941% 11/35 #1J1228	Government Bond 4.941% 11/35 #1J1228	**	142
	FHLM ARM 3.224% 4/41#1B8179	Government Bond 3.224% 4/41#1B8179	**	97
	FHLM ARM 3.242% 9/1/41#1B8659	Government Bond 3.242% 9/1/41#1B8659	**	87
	FHLM ARM 3.283 6/1/41	Government Bond 3.283 6/1/41	**	106
	FHLM ARM 3.464% 5/1/41#1B8304	Government Bond 3.464% 5/1/41#1B8304	**	104
	FHLM ARM 3.53% 4/40 #1B4657	Government Bond 3.53% 4/40 #1B4657	**	135
	FHLM ARM 3.627% 6/1/41#1B8372	Government Bond 3.627% 6/1/41#1B8372	**	157
	FHLM ARM 3.717% 05/41#1B8124	Government Bond 3.717% 05/41#1B8124	**	132
	FHLMC 1.25% 10/02/19	Government Bond 1.25% 10/02/19	**	2
	FHLMC .75% 1/12/18	Government Bond.75% 1/12/18	**	1,104
	FHLMC 0.875% 02/22/17	Government Bond 0.875% 02/22/17	**	4,109
	FHLMC 1.25% 5/12/17	Government Bond 1.25% 5/12/17	**	760
	FHR 2011-3938 BE 2% 10/21	Government Bond 2011-3938 BE 2% 10/21	**	842
	FHR 3102 FD 1ML+30 1/36	Government Bond 3102 FD 1ML+30 1/36	**	755
	FHR 3117 JF 1ML+30 2/36	Government Bond 3117 JF 1ML+30 2/36	**	297
	FHR 3415 PC 5% 12/37	Government Bond 3415 PC 5% 12/37	**	209
	FHR 3741 HD 3% 11/15/39	Government Bond 3741 HD 3% 11/15/39	**	403
	FHR 3763 QA 4% 4/34	Government Bond 3763 QA 4% 4/34	**	450
	FHR 3820 DA 4% 11/35	Government Bond 3820 DA 4% 11/35	**	473
	FHR 3943 EF 1ML+25 2/26	Government Bond 3943 EF 1ML+25 2/26	**	459
	FHR 4046 LA 3% 11/2026	Government Bond 4046 LA 3% 11/2026	**	1,198
	FHR 4176 BA 3% 2/33	Government Bond 4176 BA 3% 2/33	**	693
	FHR 4181 LA 3% 3/37	Government Bond 4181 LA 3% 3/37	**	968
	FHR SER 4221 CLS GA 1.4% 7/23	Government Bond 4221 CLS GA 1.4% 7/23	**	2,004
*	Fidelity short term cash fund	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	14,869
	FIFTH THIRD BAN 2.375% 4/25/19	Corporate Bond 2.375% 4/25/19	**	858
	FIFTH THIRD BAN 2.875% 10/1/21	Corporate Bond 2.875% 10/1/21	**	767
	FIFTH THRD BANC 1.45% 02/28/18	Corporate Bond 1.45% 02/28/18	**	759
	FISCAL YR 05 4.93% 4/1/20 ETM	Corporate Bond 4.93% 4/1/20 ETM	**	138
	FNMA 6.50% 7/32 #545759	Government Bond 6.50% 7/32 #545759	**	72
	FNMA 6.50% 7/32 #545762	Government Bond 6.50% 7/32 #545762	**	18
	FNMA 6.50% 7/35 #745092	Government Bond 6.50% 7/35 #745092	**	29
	FNMA 6.50% 8/36 #888034	Government Bond 6.50% 8/36 #888034	**	49
	FNMA 6.50% 12/32 #735415	Government Bond 6.50% 12/32 #735415	**	27
	FNMA .875% 2/8/18	Government Bond.875% 2/8/18	**	686
	FNMA 1.625% 11/27/18	Government Bond1.625% 11/27/18	**	9,408
	FNMA 1.75% 11/26/19	Government Bond 1.75% 11/26/19	**	19,667
	FNMA 1.875% 09/18/18	Government Bond 1.875% 09/18/18	**	11,179
	FNMA 1.875% 2/19/19	Government Bond 1.875% 2/19/19	**	1,462
	FNMA 15YR 3.50% 1/26 #AL1168	Government Bond 15YR 3.50% 1/26 #AL1168	**	406
	FNMA 15YR 3.50% 3/27 #AL1746	Government Bond 15YR 3.50% 3/27 #AL1746	**	1,634

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 15YR 6.00% 2/18 #684153	Government Bond 15YR 6.00% 2/18 #684153	**	3
	FNMA 15YR 6.00% 11/17 #671380	Government Bond 15YR 6.00% 11/17 #671380	**	25
	FNMA 15YR 6.00% 11/17 #672789	Government Bond 15YR 6.00% 11/17 #672789	**	1
	FNMA 15YR 6.00% 12/17 #673965	Government Bond 15YR 6.00% 12/17 #673965	**	10
	FNMA 15YR 6.50% 4/17 #637244	Government Bond 15YR 6.50% 4/17 #637244	**	23
	FNMA 15YR 7.00% 2/16 #569915	Government Bond 15YR 7.00% 2/16 #569915	**	2
	FNMA 15YR 7.00% 2/18 #693327	Government Bond 15YR 7.00% 2/18 #693327	**	32
	FNMA 15YR 7.00% 4/17 #636135	Government Bond 15YR 7.00% 4/17 #636135	**	23
	FNMA 15YR 7.00% 6/16 #545122	Government Bond 15YR 7.00% 6/16 #545122	**	1
	FNMA 15YR 7.00% 8/16 #599602	Government Bond 15YR 7.00% 8/16 #599602	**	19
	FNMA 5.50% 11/34 #310105	Government Bond 5.50% 11/34 #310105	**	1,448
	FNMA 6.50% 12/35 #AD0723	Government Bond 6.50% 12/35 #AD0723	**	263
	FNMA 6.50% 8/36 #888544	Government Bond 6.50% 8/36 #888544	**	220
	FNMA 6.50% 8/36 #AE0746	Government Bond 6.50% 8/36 #AE0746	**	180
	FNMA ARM 2.61% 4/35 #995609	Government Bond 2.61% 4/35 #995609	**	68
	FNMA ARM 2.74% 8/41 #AH5259	Government Bond 2.74% 8/41 #AH5259	**	458
	FNMA ARM 3.01% 8/41 #AI4358	Government Bond 3.01% 8/41 #AI4358	**	86
	FNMA ARM 3.37% 9/41 #AI8935	Government Bond 3.37% 9/41 #AI8935	**	134
	FNMA ARM 3.47% 3/40 #AD0820	Government Bond 3.47% 3/40 #AD0820	**	140
	FNMA ARM 3.60% 3/40 #AD1555	Government Bond 3.60% 3/40 #AD1555	**	195
	FNMA ARM 4.21% 5/35 #889946	Government Bond 4.21% 5/35 #889946	**	170
	FNMA ARM 4.285% 7/33#AD0066	Government Bond 4.285% 7/33#AD0066	**	272
	FNMA ARM 4.30% 2/35 #995017	Government Bond 4.30% 2/35 #995017	**	194
	FNMA ARM 4.53% 12/34 #802852	Government Bond 4.53% 12/34 #802852	**	101
	FNMA ARM 4.68% 11/34 #735011	Government Bond 4.68% 11/34 #735011	**	108
	FNMA ARM 06/42#AO2244	Government Bond 06/42#AO2244	**	143
	FNMA ARM 09/41#AI9813	Government Bond 09/41#AI9813	**	87
	FNMA ARM 10/41#AJ3399	Government Bond 10/41#AJ3399	**	50
	FNMA ARM 11/40#AE6806	Government Bond 11/40#AE6806	**	78
	FNMA ARM 3.20% 1/40 #AC0599	Government Bond 3.20% 1/40 #AC0599	**	202
	FNMA ARM 3.228% 7/41#AI3469	Government Bond 3.228% 7/41#AI3469	**	153
	FNMA ARM 3.365% 10/41#AI6819	Government Bond 3.365% 10/41#AI6819	**	72
	FNMA ARM 3.545% 07/41#AI6050	Government Bond 3.545% 07/41#AI6050	**	157
	FNMA ARM 4.198% 11/34 #841068	Government Bond 4.198% 11/34 #841068	**	631
	FNMA ARM 4.512% 12/36 #995606	Government Bond 4.512% 12/36 #995606	**	190
	FNMA ARM 4.53% 10/35 #995414	Government Bond 4.53% 10/35 #995414	**	173
	FNMA ARM 4.55% 10/35 #995415	Government Bond 4.55% 10/35 #995415	**	481
	FNR 2003-74 PG 4.5% 8/18	Government Bond 2003-74 PG 4.5% 8/18	**	156
	FNR 2005-106 UF 1ML+30 11/35	Government Bond 2005-106 UF 1ML+30 11/35	**	286
	FNR 2005-90 FC 1ML+25 10/35	Government Bond 2005-90 FC 1ML+25 10/35	**	286
	FNR 2008-29 BG 4.7% 12/35	Government Bond 2008-29 BG 4.7% 12/35	**	113
	FNR 2008-95 AD 4.5% 12/23	Government Bond 2008-95 AD 4.5% 12/23	**	286
	FNR 2010-123 DL 3.5% 11/25	Government Bond 2010-123 DL 3.5% 11/25	**	135
	FNR 2010-135 DE 2.25% 4/24	Government Bond 2010-135 DE 2.25% 4/24	**	289
	FNR 2010-143 B 3.5% 12/25	Government Bond 2010-143 B 3.5% 12/25	**	240
	FNR 2011-23 AB 2.75% 6/25/20	Government Bond 2011-23 AB 2.75% 6/25/20	**	176
	FNR 2011-88 AB 2.5% 9/26	Government Bond 2011-88 AB 2.5% 9/26	**	225
	FNR 2012-15 FP 1ML+38 6/40	Government Bond 2012-15 FP 1ML+38 6/40	**	932
	FNR 2012-94 E 3% 6/22	Government Bond 2012-94 E 3% 6/22	**	337
	FNR 2013-16 GP 3% 03/33	Government Bond 2013-16 GP 3% 03/33	**	1,414

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNR 2013-9 FA 1ML+35 03/42	Government Bond 2013-9 FA 1ML+35 03/42	**	1,463
	FORD MTR CR 2.875% 10/01/18	Corporate Bond 2.875% 10/01/18	**	1,804
	FORDL 2014-A A3 .68% 04/17	Mortgage back security .68% 04/17	**	814
	FREEPORT MC 2.375 3/15/18	Corporate Bond 2.375 3/15/18	**	252
	GECMC 2005-C2 A4 CSTR 5/43	Mortgage back security 5/43	**	1,168
	GECMC 2006-C1 A1A CSTR 3/44	Mortgage back security 3/44	**	1,955
	GECMC 2006-C1 A4 CSTR 3/44	Mortgage back security 3/44	**	979
	GENERAL ELEC CO 3.375% 3/11/24	Corporate Bond 3.375% 3/11/24	**	1,558
	GMACC 2004-C2 A4 5.301% 8/38	Mortgage back security 5.301% 8/38	**	5
	GNMA 30YR 5.5% 06/35#783800	Government Bond 30YR 5.5% 06/35#783800	**	334
	GNMA 30YR 5.5% 11/35#783799	Government Bond 30YR 5.5% 11/35#783799	**	700
	GNR 13-41 PA 2.5% 04/40	Mortgage back security 2.5% 04/40	**	869
	GNR 2010-112 PM 3.25% 9/33	Mortgage back security 3.25% 9/33	**	14
	GNR 2010-120 FB 1ML+30 9/35	Mortgage back security 9/35	**	263
	GNR 2010-99 PT 3.5% 8/33	Mortgage back security 3.5% 8/33	**	16
	GOLDMAN SACHS 6.15% 4/1/18	Corporate Bond 6.15% 4/1/18	**	279
	GOLDMAN SACHS GLB 7.5% 2/15/19	Corporate Bond 7.5% 2/15/19	**	846
	GOLDMAN SACHS GRP 2.625% 1/19	Corporate Bond 2.625% 1/19	**	2,009
	GSINC 2.375% 1/22/18	Corporate Bond 2.375% 1/22/18	**	785
	GSMS 2006-GG6 A1A CSTR 4/38	Mortgage back security 4/38	**	773
	GSMS 2006-GG6 A4 CSTR 4/38	Mortgage back security 4/38	**	1,618
	GSMS 2006-GG8 A1A 5.547 11/39	Mortgage back security 5.547 11/39	**	812
	GSMS 2006-GG8 A4 5.56% 11/39	Mortgage back security 5.56% 11/19	**	628
	GSMS 2012-GC6 A1 1.282% 1/45	Mortgage back security 1.282% 1/45	**	90
	GSMS 2013-GC10 A1 .696% 2/46	Mortgage back security .696% 2/46	**	84
	GSMS 2013-GC10 A2 1.84% 2/46	Mortgage back security 1.84% 2/46	**	311
	GSMS 2013-GC12 A1 VAR 06/46	Mortgage back security 06/46	**	414
	HART 2013-C A3 1.01% 02/18	Mortgage back security 1.01% 02/18	**	482
	HART 2014-A A3 0.79% 07/18	Mortgage back security .079% 07/18	**	823
	HSBC 1.5% 05/15/18 144A	Corporate Bond 1.5% 05/15/18 144A	**	3,023
	HSBC BANK 3.1% 5/24/16 144A	Corporate Bond 3.1% 5/24/16 144A	**	1,440
	HSBC USA INC 1.625% 1/16/18	Corporate Bond 1.625% 1/16/18	**	679
	HSBC USA INC 2.25% 06/23/19	Corporate Bond 2.25% 06/23/19	**	829
	HSBC USA INC 2.375% 11/13/19	Corporate Bond 2.375% 11/13/19	**	150
	HUNTINGTON NATL BK 2.2% 4/1/19	Corporate Bond 2.2% 4/1/19	**	850
	HYUNDAI CAP 1.875% 8/9/16 144A	Corporate Bond 1.875% 8/9/16 144A	**	241
	HYUNDAI CAP 2.875% 8/9/18 144A	Corporate Bond 2.875% 9/9/18 144A	**	590
	HYUNDAI CAP AME 2.55 2/19 144A	Corporate Bond 2.55 2/19 144A	**	808
	INGERSOLL-RND LX 2.625% 5/1/20	Corporate Bond 2.625% 5/1/20	**	205
	INTEL CORP 1.35% 12/15/17	Corporate Bond 1.35% 12/15/17	**	200
	INTERCONT EXCH 2.5% 10/15/18	Corporate Bond 2.5% 10/15/18	**	625
	JERSEY CENT PWR&LT 7.35% 2/19	Corporate Bond 7.35% 2/19	**	79
	JP MORGAN CHASE 6% 1/15/18	Corporate Bond 6% 1/15/18	**	86
	JP Morgan Chase	Synthetic GIC - 1.77%	**	27
	JPMC CO 2.2% 10/22/19	Corporate Bond 2.2% 10/22/19	**	3,028
	JPMC CO 2.35% 01/28/19	Corporate Bond 2.35% 01/28/19	**	410
	JPMCC 13-C13 A1 1.3029% 01/46	Mortgage back security 1.3029% 01/46	**	1,678
	JPMCC 13-LC11 A1 .7664% 04/46	Mortgage back security .7664% 04/46	**	760
	JPMCC 2005-LDP2 A3 4.697 7/42	Mortgage back security 4.697 7/42	**	2
	JPMCC 2006-CB16 A1A 5.546 5/45	Mortgage back security 5.546 5/45	**	2,244
	JPMCC 2006-LDP7 A 1A CSTR 4/45	Mortgage back security 4/45	**	1,801

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	JPMCC 2006-LDP7 A4 CSTR 04/45	Mortgage back security 04/45	**	1,208
	JPMCC 2007-LD11 A2 CSTR 6/49	Mortgage back security 6/49	**	9
	JPMCC 2012-C6 A2 2.2058% 5/45	Mortgage back security 2.2058% 5/45	**	714
	JPMCC 2012-LC9 A1 .6698% 12/47	Mortgage back security .6698% 12/47	**	402
	JPMCC 2013-C10 .7302% 12/15/47	Mortgage back security .7302% 12/15/47	**	318
	JPMORGAN CHASE 3.15% 7/05/16	Corporate Bond 3.15% 7/05/16	**	954
	KEY BANK NA 2.5% 12/15/19	Corporate Bond 2.5% 12/15/19	**	592
	KEYBANK NATL 1.65% 2/1/18	Corporate Bond 1.65% 2/1/18	**	504
	KEYCORP MTN 2.3% 12/13/18	Corporate Bond 2.3% 12/13/18	**	507
	KINDER MORGAN EN 2.65 2/1/19	Corporate Bond 2.65 2/1/19	**	408
	KINDER MORGAN IC 3.05% 12/1/19	Corporate Bond 3.05% 12/1/19	**	545
	KINDER MRGN INC 2% 12/01/17	Corporate Bond 2% 12/01/17	**	283
	LBUBS 2006-C6 A1A CSTR 9/39	Mortgage back security 9/39	**	1,750
	LBUBS 2006-C6 A4 5.372% 9/39	Mortgage back security 5.372% 9/39	**	916
	LBUBS 2007-C7 A3 5.886% 9/45	Mortgage back security 5.886% 9/45	**	759
	MANU&TRD NT PRG 2.25% 7/25/19	Corporate Bond 2.25% 7/25/19	**	106
	MARSH & MCLENNAN 2.35% 9/10/19	Corporate Bond 2.35% 9/10/19	**	1,135
	MARSHMCLEN 2.55% 10/15/18	Corporate Bond 2.55% 10/15/18	**	217
	MASSMUTUAL GBL 2.1 8/2/18 144A	Corporate Bond 2.1 8/2/18 144A	**	1,841
	MASSMUTUAL GLB 2.35% 4/19 144A	Corporate Bond 2.35% 4/19 144A	**	1,275
	MASSMUTUAL GLBL 2% 4/5/17 144A	Corporate Bond 2% 4/5/17 144A	**	734
	MASTERCARD INC 2% 04/01/19	Corporate Bond 2% 04/01/19	**	933
	MATTEL INC 2.35% 05/06/19	Corporate Bond 2.35% 05/06/19	**	400
	MBALT 2014-A A3 .68% 12/16	Mortgage back security .68% 12/16	**	1,260
	MCKESSON CO 2.284% 03/15/19	Corporate Bond 2.294% 03/15/19	**	1,175
	MDAMERICAN ENR 5.75% 4/1/18	Corporate Bond 5.75% 04/1/18	**	284
	MEDTRONIC PLC 2.5% 03/20 144A	Corporate Bond 2.5% 03/20 144A	**	2,262
	MET LIFE GLB 2.3% 4/10/19 144A	Corporate Bond 2.3% 4/10/19 144A	**	2,129
	MET LIFE GLBL 1.5 1/18 144A	Corporate Bond 1.5 1/18 144A	**	3,563
	METLIFE INC 1.903/STEP 12/17	Corporate Bond 12/17	**	552
	METLIFE INC 6.75% 6/1/16	Corporate Bond 6.75% 6/1/16	**	574
	METLIFE INC STEP 12/15/17	Corporate Bond 12/15/17	**	254
	MICROSOFT CORP .875% 11/15/17	Corporate Bond .875% 11/15/17	**	226
	MICROSOFT CORP MTN 1.625% 9/15	Corporate Bond 1.625% 9/15	**	699
	MIDAMERICAN ENERGY 2% 11/18	Corporate Bond 2% 11/18	**	947
	MITSUBISHI 2.45% 10/16/19 144A	Corporate Bond 2.45% 10/16/19 144A	**	764
	MIZUHO BK LTD 2.45 4/19 144A	Corporate Bond 2.45 4/19 144A	**	1,509
	MIZUHO CORP 1.85% 3/21/18 144A	Corporate Bond 1.85% 3/21/18 144A	**	1,000
	MIZUHO CORP BK 1.55 10/17 144A	Corporate Bond 1.55 10/17 144A	**	1,143
	MLCFC 2006-3 A4 CSTR 7/46	Mortgage back security 7/46	**	2,640
	MLMT 2005-CKI1 A1A CSTR 11/37	Mortgage back security 11/37	**	410
	MLMT 2006-C2 A1A CSTR 8/43	Mortgage back security 8/43	**	1,344
	MONSANTO CO 2.75% 7/15/21	Corporate Bond 2.75% 7/15/21	**	299
	MORGAN STANLEY 1.875% 01/05/18	Corporate Bond 1.875% 01/05/18	**	200
	MORGAN STANLEY 2.125% 4/25/18	Corporate Bond 2.125% 4/25/18	**	793
	MORGAN STANLEY 2.5% 01/24/19	Corporate Bond 2.5% 01/24/19	**	2,540
	MORGAN STANLEY 5.625% 9/23/19	Corporate Bond 5.625% 9/23/19	**	509
	MSBAM 2014-C14 A2 2.916% 1/47	Mortgage back security 2.916% 1/47	**	1,414
	MSC 2006-HQ9 A4 CSTR 7/44	Mortgage back security 7/44	**	946
	MSC 2006-IQ11 A1A CSTR 10/42	Mortgage back security 10/42	**	1,474

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MSC 2007-IQ13 A1A 5.312% 3/44	Mortgage back security 5.312% 3/44	**	532
	MSC 2007-T27 A1A CSTR 6/42	Mortgage back security 6/42	**	2,044
	NALT 2014-A A3 .80% 02/17	Mortgage back security .80% 02/17	**	915
	NAROT 2013-B A3 0.84% 11/17	Mortgage back security 0.84% 11/17	**	1,592
	NATL CITY BANK 5.8 6/7/17	Corporate Bond 5.8 6/7/17	**	353
	NEF 2005-1 A5 4.74% 10/45	Mortgage back security 4.74% 10/45	**	220
	NEW YORK LIFE 1.3% 10/17 144A	Corporate Bond 1.3% 10/17 144A	**	1,995
	NORDEA BK AB 2.375% 4/4/19 144	Corporate Bond 2.375% 4/4/19 144	**	852
	NORDEA BK AG .875% 5/16 144A	Corporate Bond .875% 5/16 144A	**	2,281
	NORTHROP GRUMMA 1.75% 06/01/18	Corporate Bond 1.75% 06/01/18	**	994
	ORACLE CORP 1.2% 10/15/17	Corporate Bond 1.2% 10/15/17	**	699
	ORACLE CORP 2.25% 10/8/19	Corporate Bond 2.25% 10/8/19	**	1,478
	P&G ESOP 9.36% 1/01/21	Corporate Bond 9.36% 1/01/21	**	1,388
	PACIFICORP 5.5% 1/15/19	Corporate Bond 5.5% 1/15/19	**	173
	PACIFICORP 5.65 7/15/18	Corporate Bond 5.65 7/15/18	**	231
	PEPSICO INC 7.9% 11/01/18	Corporate Bond 7.9% 11/01/18	**	802
	PERRIGO CO PLC 1.3% 11/8/16	Corporate Bond 1.3% 11/8/16	**	489
	PG&E CORP 2.4% 03/01/19	Corporate Bond 2.4% 03/01/19	**	126
	PHILIP MORS INT 1.875% 1/15/19	Corporate Bond 1.875% 1/15/19	**	864
	PLAINS AM/PAA FIN 2.65% 12/19	Corporate Bond 2.65% 12/19	**	664
	PNC BANK NA 2.4% 10/18/19	Corporate Bond 2.4% 10/18/19	**	1,193
	PNC BK NA 6% 12/07/17	Corporate Bond 6% 12/07/17	**	67
	PNC BK PITT MTN 2.2% 01/28/19	Corporate Bond 2.2% 01/28/19	**	1,666
	PRICOA GLBL F 1.6% 5/18 144A	Corporate Bond 1.6% 5/18 144A	**	1,166
	PRICOA GLOBAL 1.35% 8/17 144A	Corporate Bond 1.35% 8/17 144A	**	1,161
	PROCTER & GAMBLE 1.6% 11/15/18	Corporate Bond 1.6% 11/15/18	**	1,571
	Prudential Insurance Company America	Synthetic GIC - 1.82%	**	27
	PRUDENTIAL MTN 7.375% 6/15/19	Corporate Bond 7.375% 6/15/19	**	259
	REYNOLDS AMERN 6.75% 6/15/17	Corporate Bond 6.75% 6/15/17	**	550
	ROPER INDUSTRIES 2.05% 10/1/18	Corporate Bond 2.05% 10/1/18	**	1,495
	ROYAL BANK CAN 1.45% 09/09/16	Corporate Bond 1.45% 09/09/16	**	639
	ROYAL BANK OF CAN 1.2% 1/23/17	Corporate Bond 1.2% 1/23/17	**	872
	ROYAL BK CAN GL .85% 03/08/16	Corporate Bond .85% 03/08/16	**	297
	ROYAL BK CAN GL 1.5% 01/14/18	Corporate Bond 1.5% 01/14/18	**	1,166
	ROYAL BK CANADA 2.3% 7/20/16	Corporate Bond 2.3% 7/20/16	**	356
	ROYAL BK CDA 2.2% 7/27/18	Corporate Bond 2.2% 7/27/18	**	1,275
	ROYAL BK OF CDA 2.15% 03/15/19	Corporate Bond 2.15% 03/15/19	**	869
	SABMILLER HLDG 2.2 8/1/18 144A	Corporate Bond 2.2 8/1/18 144A	**	1,821
	SHELL INTL FIN 1.125% 8/21/17	Corporate Bond 1.125% 8/21/17	**	1,143
	SIMON PROPERTY 2.2% 02/01/19	Corporate Bond 2.2% 02/01/19	**	801
	SLMA 2004-A B 3ML+58 6/33	Mortgage back security 6/33	**	96
	SLMA 2012-7 A2 1ML+28 9/19	Mortgage back security 9/19	**	739
	State Street Bank & Trust Company	Synthetic GIC - 1.80%	**	26
	STRYKER CORP 1.3% 4/18	Corporate Bond 1.3% 4/18	**	415
	SUMITOMO BKG 2.25% 07/11/19	Corporate Bond 2.25% 07/11/19	**	821
	SUMITOMO BKG 2.45% 1/10/19	Corporate Bond 2.45% 1/10/19	**	1,036
	SUMITOMO MITSUI BKG 1.8% 7/17	Corporate Bond 1.8% 7/17	**	1,097
	SUMITOMO MITSUI BKG 2.5% 7/18	Corporate Bond 2.5% 7/18	**	256
	SUNTRUST 2.35% 11/01/18	Corporate Bond 2.35% 11/01/18	**	885

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	SUNTRUST BANK INC 2.5 5/1/19	Corporate Bond 2.5 5/1/19	**	849
	SYNCHRONY FIN 1.875% 8/15/17	Corporate Bond 1.875% 8/15/17	**	189
	SYNCHRONY FIN 3% 8/15/19	Corporate Bond 3% 8/15/19	**	281
	SYSCO CORP 1.45% 10/2/17	Corporate Bond 1.45% 10/2/17	**	421
	THERMO FISHER 2.4% 02/01/19	Corporate Bond 2.4% 02/01/19	**	152
	TIAA AST MG 2.95% 11/1/19 144A	Corporate Bond 2.95% 11/1/19 144A	**	219
	TJX COS INC 2.75% 6/15/21	Corporate Bond 2.75% 6/15/21	**	779
	TORONTO DOM 1.4% 4/30/18	Corporate Bond 1.4% 4/30/18	**	1,574
	TORONTO DOM BK 2.125% 7/02/19	Corporate Bond 2.125% 7/02/19	**	835
	TORONTO DOM BK 2.5% 7/14/16	Corporate Bond 2.5% 7/14/16	**	1,450
	TORONTO DOMINI 2.375% 10/19/16	Corporate Bond 2.375% 10/19/16	**	1,388
	TORONTO DOMINI 2.625% 09/10/18	Corporate Bond 2.625% 09/10/18	**	1,905
	TOTAL CAP CDA L 1.45% 01/15/18	Corporate Bond 1.45% 01/15/18	**	809
	TOTAL CAP INTL 1.55% 6/28/17	Corporate Bond 1.65% 6/28/17	**	703
	TOTAL CAP INTL 2.125% 01/10/19	Corporate Bond 2.125%01/10/19	**	1,691
	TOTAL CAP INTL 2.75% 06/19/21	Corporate Bond 2.75% 06/19/21	**	834
	TOTAL CAPITAL SA 1.5% 2/17/17	Corporate Bond 1.5% 2/17/17	**	1,028
	TOYOTA MOTOR CRDIT 2.125% 7/19	Corporate Bond 2.125% 7/19	**	557
	TRANSALTA CORP 1.9% 6/3/17	Corporate Bond 1.9% 6/3/17	**	638
	Transamerica Premier Life	Synthetic GIC - 1.791%	**	26
	TRANSOCEAN INC 2.5% 10/15/17	Corporate Bond 2.5% 10/15/17	**	182
	UBS AG STAM 2.375% 8/14/19	Corporate Bond 2.375% 8/14/19	**	1,579
	UBSBB 2012-C2 A1 1.006% 5/63	Mortgage back security 1.006% 5/63	**	383
	UBSBB 2012-C4 A1 .6728 12/45	Mortgage back security .6728 12/45	**	320
	UBSBB 2013-C6 A1 .805% 4/46	Mortgage back security .805% 4/46	**	367
	UBSCM 2012-C1 A1 1.032% 5/45	Mortgage back security 1.032% 5/45	**	160
	UBSCM 2012-C1 A2 2.180% 5/45	Mortgage back security 2.180% 5/45	**	621
	UNION BK NA BE 2.25% 05/06/19	Corporate Bond 2.25% 05/06/19	**	680
	UNITEDHELTH GR 2.875% 12/15/21	Corporate Bond 2.875% 12/15/21	**	811
	UNIV CAL REV 1.796% 7/1/2019	Corporate Bond 1.796% 7/1/2019	**	355
	US BANK NA 1.1% 01/30/17	Corporate Bond 1.1% 01/30/17	**	833
	US BANK NA CIN 2.125% 10/19	Corporate Bond 2.15% 10/19	**	1,662
	US T NOTE .625% 4/30/2018	Government Bond .625% 4/30/2018	**	4,305
	US T NOTES1% 05/31/18	Government Bond1% 05/31/18	**	3,101
	USAA CAP CO 2.25% 12/13/16 144	Corporate Bond 2.25% 12/13/16 144	**	679
	UST NOTE .875% 1/31/18	Government Bond .875% 1/31/18	**	25,306
	UST NOTES 0.375% 05/31/16	Government Bond 0.375% 05/31/16	**	2,349
	UST NOTES 0.5% 06/30/2016	Government Bond 0.5% 06/30/2016	**	455
	UST NOTES 0.625% 12/15/16	Government Bond 0.625% 12/15/16	**	47,289
	UST NOTES 0.75% 03/31/2018	Government Bond 0.75% 03/31/2018	**	2,564
	UST NOTES 0.875% 04/15/17	Government Bond 0.875% 04/15/17	**	2,408
	UST NOTES 0.875% 05/15/2017	Government Bond 0.875% 05/15/2017	**	11,015
	UST NOTES 0.875% 6/15/17	Government Bond 0.875% 6/15/17	**	4,418
	UST NOTES 1.25% 10/31/18	Government Bond 1.25% 10/31/18	**	1,732
	UST NOTES 1.5% 05/31/19	Government Bond 1.5% 05/31/19	**	2,278
	UST NOTES 1.5% 11/30/19	Government Bond 1.5% 11/30/19	**	1,437
	UST NOTES 1.625% 06/30/2019	Government Bond 1.625% 06/30/2019	**	23,353
	USTN .25% 02/29/16	Government Bond .25% 02/29/16	**	3,863
	USTN .375% 03/31/16	Government Bond .375% 03/31/16	**	3,778
	USTN .375% 04/30/16	Government Bond .375% 04/30/16	**	5,751

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	USTN .5% 7/31/17	Government Bond .5% 7/31/17	**	4,705
	USTN .625% 02/15/17	Government Bond .625% 02/15/17	**	6,417
	USTN .625% 08/15/16	Government Bond .625% 08/15/16	**	221
	USTN .625% 10/15/16	Government Bond .625% 10/15/16	**	2,365
	USTN .75% 01/15/17	Government Bond .75% 01/15/17	**	38,347
	USTN .750% 6/30/17	Government Bond .750% 6/30/17	**	32,646
	USTN .875% 1/31/17	Government Bond .875% 1/31/17	**	3,669
	USTN .875% 11/15/17	Government Bond .875% 11/15/17	**	1,379
	USTN .875% 11/30/16	Government Bond .875% 11/30/16	**	37,374
	USTN .875% 4/30/17	Government Bond .875% 4/30/17	**	45,738
	USTN 0.375% 02/15/2016	Government Bond 0.375% 02/15/2016	**	7,517
	USTN 0.375% 10/31/16	Government Bond 0.375% 10/31/16	**	2,520
	USTN 0.5% 06/15/16	Government Bond 0.5% 06/15/16	**	5,985
	USTN 0.5% 09/30/16	Government Bond 0.5% 09/30/16	**	21,426
	USTN 0.5% 11/30/16	Government Bond 0.5% 11/30/16	**	1,362
	USTN 0.5% 7/31/16	Government Bond 0.5% 7/31/16	**	1,669
	USTN 0.625% 07/15/16	Government Bond 0.625% 07/15/16	**	2,879
	USTN 0.875% 10/15/17	Government Bond 0.875% 10/15/17	**	26,471
	USTN 0.875% 7/15/17	Government Bond 0.875% 7/15/17	**	8,752
	USTN 0.875% 8/15/17	Government Bond 0.875% 8/15/17	**	5,688
	USTN 1% 10/31/16	Government Bond 1% 10/31/16	**	4,454
	USTN 1% 12/15/17	Government Bond 1% 12/15/17	**	5,039
	USTN 1.25% 10/31/15	Government Bond 1.25% 10/31/15	**	1
	USTN 1.25% 11/30/18	Government Bond 1.25% 11/30/18	**	4,660
	USTN 1.375% 11/30/15	Government Bond 1.375% 11/30/15	**	1
	USTN 1.5% 01/31/19	Government Bond 1.5% 01/31/19	**	3,010
	USTN 1.5% 12/31/18	Government Bond 1.5% 12/31/18	**	2,053
	USTN 1.5% 6/30/16	Government Bond 1.5% 6/30/16	**	9,793
	USTN 1.50% 8/31/18	Government Bond 1.50% 8/31/18	**	1,449
	USTN 1.625% 03/31/19	Government Bond 1.625% 03/31/19	**	1,800
	USTN 1.625% 04/30/19	Government Bond 1.625% 04/30/19	**	5,061
	USTN 1.625% 07/31/19	Government Bond 1.625% 07/31/19	**	1,079
	USTN 1.625% 12/31/19	Government Bond 1.625% 12/31/19	**	1,373
	USTN 1.75% 09/30/19	Government Bond 1.75% 09/30/19	**	3,126
	USTN 1.875% 06/30/20	Government Bond 1.875% 06/30/20	**	30
	USTN 2% 4/30/16	Government Bond 2% 4/30/16	**	4,690
	USTN 2.125% 08/31/20	Government Bond 2.125% 08/31/20	**	1,316
	USTN 2.125% 09/30/21	Government Bond 2.125% 09/30/21	**	1,400
	USTN 3.125% 5/15/19	Government Bond 3.125% 5/15/19	**	1,108
	USTN NOTES .875% 09/15/16	Government Bond .875% 09/15/16	**	5,950
	VALET 2013-1 A3 .56% 8/17	Mortgage back security .56% 8/17	**	1,456
	VALET 2013-2 A3 0.7% 04/18	Mortgage back security 0.7% 04/18	**	1,698
	VALET 2014-1 A3 .91% 10/22/18	Mortgage back security .91% 10/22/18	**	1,108
	VENTAS RLTY 1.55% 09/26/16	Corporate Bond 1.55% 09/26/16	**	225
	VERIZON COM 2.625 2/21/20 144A	Corporate Bond 2.625 2/21/20 144A	**	2,726
	VIACOM INC 2.5% 09/01/18	Corporate Bond 2.5% 09/01/18	**	209
	VODAFONE GRUP PLC 1.5% 2/19/18	Corporate Bond 1.5% 2/19/18	**	751
	VOLKSWAGEN 1.6% 11/20/17 144A	Corporate Bond 1.6% 11/20/17 144A	**	751
	VOLKSWAGEN 2.125% 11/18 144A	Corporate Bond 2.125% 11/18 144A	**	1,709
	VWALT 2014-A A3 .80% 4/20/17	Mortgage back security .80% 4/20/17	**	1,210

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2014
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	WAL MART STORES 3.3% 04/22/24	Corporate Bond 3.3% 04/22/24	**	871
	WALGREENS BOOTS 2.7% 11/18/19	Corporate Bond 2.7% 11/18/19	**	857
	WAL-MART STORES 1.125% 4/18	Corporate Bond 1.125% 4/18	**	2,395
	WBCMT 06-C23 A1A 5.422% 01/45	Mortgage back security 5.422% 01/45	**	1,558
	WBCMT 2006-C23 A5 CSTR 1/45	Mortgage back security 1/45	**	1,311
	WBCMT 2006-C24 A1A CSTR 3/45	Mortgage back security 3/45	**	1,339
	WBCMT 2006-C25 A1A CSTR 5/43	Mortgage back security 5/43	**	1,180
	WBCMT 2006-C25 A5 CSTR 5/43	Mortgage back security 5/43	**	368
	WBCMT 2006-C26 A1A CSTR 6/45	Mortgage back security 6/45	**	1,440
	WBCMT 2006-C27 A3 CSTR 7/45	Mortgage back security 7/45	**	498
	WBCMT 2006-C29 A1A 5.297 11/48	Mortgage back security 5.297 11/48	**	2,228
	WBCMT 2007-C31A A2 5.421% 4/47	Mortgage back security 5.421% 4/47	**	65
	WELLPOINT INC 1.875% 1/15/18	Corporate Bond 1.875% 1/15/18	**	401
	WELLPOINT INC 2.25% 8/15/19	Corporate Bond 2.25% 8/15/19	**	779
	WELLPOINT INC 2.3% 07/15/18	Corporate Bond 2.3% 07/15/18	**	655
	WELLS FARGO 1.5% 01/18	Corporate Bond 1.5% 01/18	**	1,132
	WELLS FARGO 3% 01/22/21	Corporate Bond 3% 01/22/21	**	1,571
	WESTERN UNION CO 2.875 12/17	Corporate Bond 2.875 12/17	**	1,277
	WESTPAC BANK CORP 1.2% 5/19/17	Corporate Bond 1.2% 5/19/17	**	1,655
	WESTPAC BANKING 1.5% 12/01/17	Corporate Bond 1.5% 12/01/17	**	760
	WESTPAC BANKING CRP 2% 8/14/17	Corporate Bond 2% 8/14/17	**	1,354
	WFCM 2013-LC12 A1 1.676% 7/46	Mortgage back security 1.676% 7/46	**	1,324
	WFRBS 13-C14 A1 .836% 6/15/46	Mortgage back security .836% 6/15/46	**	276
	WFRBS 2011-C5 A1 1.456 11/44	Mortgage back security 1.456 11/44	**	79
	WFRBS 2012-C8 A1 .864% 8/45	Mortgage back security .864% 8/45	**	273
	WFRBS 2012-C8 A2 1.881% 8/45	Mortgage back security 1.881% 8/45	**	677
	WFRBS 2013-C11 A1 .799% 03/45	Mortgage back security .799% 03/45	**	181
	WFRBS 2013-C14 A2 2.133% 6/46	Mortgage back security 2.133% 6/46	**	313
	WOART 2013-A A3 .64% 4/16/18	Mortgage back security .64% 4/16/18	**	680
	WOART 2014-B A3 1.14% 1/20	Mortgage back security 1.14% 1/20	**	1,376
	WOLS 2013-A A3 1.10% 12/16	Mortgage back security 1.10% 12/16	**	1,627
	WOLS 2014-A A3 1.16% 09/17	Mortgage back security 1.16% 09/17	**	1,089
	WPACBKG 1.6% 1/12/18	Corporate Bond 1.6% 1/12/18	**	782
	XEROX CORP 2.75% 03/15/19	Corporate Bond 2.75% 03/15/19	**	1,031
	Sub-total Managed Income Funds			921,801
	Self-Directed Brokerage Account	30,756 shares	**	30,756
	Total Investment Assets			$2,842,522
*	Participant Loans	Interest rates ranging 3.25% - 5.00% Maturities ranging 4 to 72 months		$50,898

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 26, 2015	By: /s/ Scott V. King
Scott V. King
Vice President, Finance and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Brown Smith Wallace LLC Independent Registered Public Accounting Firm	35

23.02	Consent of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm	36